# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trump Media & Technology Group Corp., CIK 0001849635
CUSIP: 25400Q105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 401 N. CATTLEMEN RD., 401 N. CATTLEMEN RD., SARASOTA, Florida (FL), 34232
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-25-000101
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,085,643; sole dispositive power 0; shared dispositive power 15,085,643; aggregate amount beneficially owned 15,085,643 (5.4% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 68,900; sole dispositive power 0; shared dispositive power 68,900; aggregate amount beneficially owned 68,900 (0% of the class)
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,212,800; sole dispositive power 0; shared dispositive power 1,212,800; aggregate amount beneficially owned 1,212,800 (0.4% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,803,943; sole dispositive power 0; shared dispositive power 13,803,943; aggregate amount beneficially owned 13,803,943 (5% of the class)

## Item 1. Issuer
Name of issuer: Trump Media & Technology Group Corp.
Address of issuer's principal executive offices: 401 N. CATTLEMEN RD., 401 N. CATTLEMEN RD., SARASOTA, FLORIDA, 34232.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Global Trading, LLC; Jane Street Options, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15085643
Percent of class: 5.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15085643
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 15085643

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Jim Dieterich, Managing Director (08/14/2025)
- Jane Street Capital, LLC: Jim Dieterich, Managing Director (08/14/2025)
- Jane Street Options, LLC: Jim Dieterich, Managing Director (08/14/2025)
- Jane Street Global Trading, LLC: Jim Dieterich, Managing Director (08/14/2025)